

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Tsz Kin Wong
Chairman of the Board, Executive Director and Chief Executive Officer
Powell Max Limited
22/F., Euro Trade Centre,
13-14 Connaught Road Central,
Hong Kong

       Re: Powell Max Limited
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted April 30, 2024
          CIK No. 0002012096

Dear Tsz Kin Wong:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted April 23, 2024

Cover Page

1.   We note your response to prior comment 2, but your revised disclosure does not appear to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Please direct us to the particular place on your cover page, or revise accordingly so as to briefly summarize how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. In this regard, while we note that your cover page disclosure

discusses anti-monopoly and data security measures, such disclosure is limited to PRC measures as opposed to Hong Kong measures. As a further example, please summarize the impact of the "data privacy and personal information requirements of the PDPO," as you now do in your revised disclosure on page 36.

2. We note your response to prior comment 3, as well as your revised disclosure that "[d]uring the years ended December 31, 2022 and 2023 and as of the date of this prospectus, Powell Max and JAN Financial had not distributed any cash dividends or made any other cash distributions." We reissue the comment in-part. In addition to cash dividends and cash distributions, please clarify whether there have been any cash transfers between Powell Max and JAN Financial, or to investors, quantify such amounts as applicable and state the direction of any such transfer. Make conforming changes throughout your prospectus as applicable, including in your section entitled "Transfers of Cash To and From Our Subsidiaries" on page 4.

Permission Required from Hong Kong and PRC Authorities, page 10

3. We note your response to prior comment 9, as well as your revised disclosure here that you relied upon your PRC Counsel regarding the conclusion that you are not required to obtain regulatory approval from the CSRC. Please also disclose here, as you do on page 34, that "as advised by our PRC Counsel, China Commercial Law Firm, . . . we are not subject to cybersecurity review by the CAC for this Offering or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries' operations . . . ."

Use of Proceeds, page 57

4. We note your responses to prior comments 14 and 15, as well as your revised disclosure on page 77 that "we do not have any business presence in the U.S.. To this end, we plan to set up new branches and offices in the U.S . . . ." Please revise your disclosure here where you refer to "our overseas business entities, branches and offices," to clarify that you will be using 10% of the proceeds to register and operate "new" overseas business entities, branches and offices in the U.S. Additionally, disclose that "[w]e have not identified any target to pursue such acquisitions," and that "[w]e aim to selectively identify suitable targets, such as . . . ," as you do in your revised disclosure on page 77.

Capitalization, page 59

5. You disclose bank borrowings outstanding in the latest balance sheet presented. Please include in historical capitalization any bank borrowings outstanding at the latest balance sheet date presented. Additionally, tell us whether you consider the amount due to ultimate beneficial shareholder included in trade and other payables to be capitalization, and if so, include it as part of your historical capitalization.

Tsz Kin Wong
Powell Max Limited
May 16, 2024
Page 3

<u>Results of Operations, page 67</u>

6. We note your response to prior comment 12, as well as your revised disclosure that, "[a]s a result of which, we experienced reduced demand for our financial communication, which affected our results of operations for the years ended December 31, 2022 and 2023, respectively." However, you have not revised your "Results of Operations" disclosure to indicate the specific impact, where possible, that COVID-19 had on your results of operations for these periods. Please revise accordingly. Refer to Item 5.A of Form 20-F.

<u>Note 16. (Loss)/Profit before income tax, page F-28</u>

7. We read your response to comment 19. Please disclose the items presented are the material components of each of cost of sales, general and administrative expenses and selling and distribution expenses so investors may clearly understand the context of the disclosure. Consider a new description of the note consistent with what the note intends to represent.

Please contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virginia Tam